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MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528




                  MADGE SECURES $60 MILLION ADDITIONAL FUNDING

       VOLENDAM INVESTERINGEN COMMITS TO INVESTMENTS IN MADGE NETWORKS NV
                                AND MADGE.WEB NV


     Amsterdam, The Netherlands (July 26, 2000) -- Madge Networks N.V. (NASDAQ
     NM: MADGF), a global network solutions provider, today announced agreements with Volendam Investeringen N.V., a private investment company sponsored by Madge's Chairman and CEO, Robert Madge, that provide for $60 million of new funding over the next few months. Volendam Investeringen is making a direct investment of $30 million in Madge Networks N.V., and is committing to invest $30 million in Madge.web N.V., a subsidiary of Madge Networks N.V., at Madge.web's option. Prior to these transactions, entities linked to Robert Madge owned approximately 44% of Madge Networks.



     The investment by Volendam in Madge Networks takes place in two stages. The first stage, concluded today, is a $10 million purchase of 3,137,254 common shares of Madge Networks (at a price per share of $3.1875, being the closing market price today July 26, 2000). The second stage is a $20 million purchase of 6,274,509 common shares, to be effected not later than October 31, 2000 (also at a price per share of $3.1875). Shares acquired by Volendam will be unregistered, although Madge Networks has agreed to apply for US registration of the shares before the end of September, 2001, which would allow for potential resale to the public.



     Volendam has also committed to purchase, at the option of Madge.web, convertible preferred shares of Madge.web N.V. for a purchase price of $30 million. Any such purchase would occur between November 1 and December 31, 2000. The preferred shares are expected to have a liquidation preference equal to their purchase price and be convertible on the earlier of a date specified or any initial public offering of shares


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     of Madge.web N.V.. The price per share will be based on a pre-money valuation of Madge.web of $400 million.



     "We are extremely pleased to secure this additional funding", said Chris Bradley, CFO of Madge Networks N.V., "which allows us flexibility in accessing capital markets to cover our Group financing plans. With these funds committed, we can continue our ambitious investment plans in Madge.web as well as supporting the exciting development plans of Red-M, our wireless Internet subsidiary."



     "I have considerable confidence in the future of Madge Networks", added Robert Madge, Chairman & CEO of Madge Networks N.V. "Madge.web is on track to be a world leading service provider for the management and distribution of rich content, and our young start-up Red-M has already demonstrated that it is one of the leading innovators in the evolving Bluetooth wireless industry."



                                                                            Ends



Investors will have the opportunity to listen to management's discussion of the new funding agreements, while conducting a discussion of the company's second quarter 2000 results, in a conference call to be held Thursday, July 27th at 8:30 a.m. (Eastern Time) over the Internet through Vcall at www.vcall.com. To listen to the live call please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. A link to the Vcall will also be available from our website at www.madge.com. For those who cannot listen to the live broadcast, a replay will be available shortly thereafter by dialing 1-800-633-8284 (858-812-6440 for international callers), reservation # 15866461, or by visiting our website at www.madge.com.


ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF) is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. The company operates through three primary subsidiaries: Madge.web, a global provider of rich content applications and managed network services; Madge.connect, a global supplier of product solutions for mission-critical enterprise networks; and Red-M, a developer of wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace. The company's main business centers are located in Wexham Springs, United Kingdom; New York City and Dallas, Texas. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com.



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ABOUT MADGE.WEB

Madge.web is a global provider of rich content applications and managed network services. These services are delivered via the company's Overnet, by-passing the public Internet to more than 30 countries around the world. Rich content services from Madge.web - architected to handle on-line video, audio, images and interactive media - include encoding services, virtual private networking, managed hosting, storage, streaming media distribution and marketing services, and will soon include workflow management. Further information about Madge.web can be accessed on the World Wide Web at www.madgeweb.com.


ABOUT RED-M

Founded in 2000, Red-M is a subsidiary of Madge Networks N.V. The company is a pioneer of mobile commerce solutions that allow the wireless integration of data, voice and video communications in the work environment, delivering reliable and secure access to Internet, Intranet and business critical applications from a wide range of mobile devices. Information on Red-M can be found on the World Wide Web at www.red-m.com.


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the need for, and the ability to raise, additional funds, changing technologies, competition, planned service and product launches, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to the fact that US$60 million of new funds will be received by the Madge group over the next few months and the timing thereof, the date and conditions upon which the Madge.web shares will be issued and will be convertible into common shares of Madge.web N.V., that these funds will allow us to continue our ambitious investment plans of Madge.web and support the developments of Red-M, that Madge.web is on track to be a world leading service provider for the management and distribution of rich content, that rich content services from Madge.web will soon include workflow management and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.



Madge, the Madge logo, Madge.web, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:
Chris Bradley, Chief Financial Officer
MADGE NETWORKS N.V.
Tel: (+44) 1753 661172

Investor Relations Contact:
Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007